

Mail Stop 4561

March 1, 2016

Phillip G. Norton
President, Chief Executive Officer
ePlus Inc.
13595 Dulles Technology Drive
Herndon, VA 20171

> **Re:** **ePlus Inc.**
> **Form 10-K for the fiscal year ended March 31, 2015**
> **Filed May 29, 2015**
> **File No. 001-34167**

Dear Mr. Norton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 6.  Selected Financial Data, page 26

1.    We note your disclosure of "non-GAAP gross sales of products and services" and "non-GAAP cost of sales, products and services."  Please tell us how you determined that the naming of these measures is appropriate.  In this regard, we refer you to ASC 605-45-50-1 by analogy, which indicates that if gross transaction volumes for those revenues reported net are disclosed they shall not be characterized as revenues (a description such as gross billings may be appropriate).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

2.    Please tell us what consideration you gave to providing a separate discussion of changes in products sales versus the change in services.  Also, tell us what consideration was

given to quantifying the relative impact of volume versus pricing on your operating results.  See Section III.B.4 of SEC Release 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

3.    We note that cost of sales is the largest expense line item in your consolidated statements of operations. Please tell us what consideration you gave to presenting a stand-alone discussion and analysis of your cost of sales. In particular, tell us what consideration you gave to including disclosures that would provide greater insight into the relative significance and variability of the material cost components included within cost of sales.

Consolidated Statement of Operations, page F-5

4.    We note that you present revenues from the sale of products and services as a single line item in your Consolidated Statements of Operations.  Please tell us what consideration you gave to separately presenting product and service revenues pursuant to Rules 5-03(b)(1) of Regulation S-X as well as the related costs and expenses pursuant to Rule 5-03(b)(2).

Consolidated Statements of Cash Flows, page F-7

5.    We note your disclosure on page F-12 that financing receivables include notes receivable, direct financing, sales-type leases and operating leases.  Please tell us where the cash flow activity for each type of financing receivable is classified in your Statements of Cash Flows and refer to the authoritative guidance you relied upon when determining the classification.

Note 14. Segment Reporting, page F-32

6.    Based on your disclosures on pages 6 and 7, it appears that you sell a variety of products and services.  We also note that on your website, you separate your offerings into Technology, Services and Solutions, Financing and Software, with additional subcategories below those offerings.  In addition, on page 30, you discuss the sources of your significant revenue streams.  Please tell us what consideration you gave to providing the entity-wide disclosures, under ASC 280-10-50-40, which requires the presentation of revenues by each product, service or groups of products and services. If you determined that such disclosures are not practicable, please disclose and provide us with support for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Christine Dietz at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services